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Exhibit

Exhibit            Description

99.1                 Announcement on 2019/09/25: Supplementary announcement for the acquisition of the common shares of Mie Fujitsu Semiconductor Limited

99.2                 Announcement on 2019/09/25: UMC Receives Final Approval for 100% Acquisition of Mie Fujitsu Semiconductor

Exhibit 99.1

Supplementary announcement for the acquisition of the common shares of Mie Fujitsu Semiconductor Limited

1. Date of occurrence of the event: 2019/09/25

2. Date of the original public announcement and reporting: 2018/06/29

3. Summary of the content originally publicly announced and reported:

The Company’s Board of Directors approved to purchase the common shares of Mie Fujitsu Semiconductor Limited on 2018.06.29 and the transaction will be executed according to the agreement.

4. Reason for, and major content of, the change:

The outward equity transaction was approved by the R.O.C. Government on 2018.09.26. All relevant government approvals were obtained on 2019.09.25.

As a result, the scheduled transaction date will be 2019.10.01 and the total shares acquired are 97,800,000 shares and the consideration is about JPY54.4 billion.

5. Effect on the Company’s finances and business after the change: No material effect

6. Any other matters that need to be specified: No

Exhibit 99.2

UMC Receives Final Approval for 100% Acquisition of Mie Fujitsu Semiconductor

1. Date of occurrence of the event: 2019/09/25

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”), a leading global semiconductor foundry, today announced that the company has satisfied all closing conditions, including final approval from all relevant government agencies, for the full acquisition of Mie Fujitsu Semiconductor Limited (MIFS), the former 300mm wafer foundry joint venture between UMC and Fujitsu Semiconductor Limited (FSL). The completion of the acquisition is scheduled for October 1, 2019.

In 2014, FSL and UMC agreed for UMC to acquire a 15.9% stake in MIFS from FSL through progressive phases. FSL is now cleared to transfer the remaining 84.1% of its shares in MIFS to UMC, with a final transaction value to acquire the remaining shares totaling ¥ JPN 54.4 billion. As a wholly-owned subsidiary of the Taiwan-based foundry, MIFS will be renamed as United Semiconductor Japan Co., Ltd. (USJC).

In addition to the equity investment in MIFS, FSL and UMC have had a mutually beneficial partnership through licensing of UMC’s 40nm technology and establishment of a 40nm logic production line at MIFS. After several years of joint operations, both companies agreed on the benefits of integrating MIFS into UMC to strengthen UMC’s business foundation as a leading global semiconductor foundry with a broad customer portfolio, enhanced manufacturing expertise and extensive technology offerings, enabling MIFS to maximize its potential, enhance Japan’s semiconductor industry competiveness and drive values to UMC’s stakeholders.

Jason Wang, co-president of UMC, said, “This win-win acquisition will create synergies through the integration of USJC's world-class production quality standards and employees with UMC’s decades of manufacturing experience, economy of scale and foundry expertise to provide enhanced support for new and existing Japanese customers. Meanwhile, UMC’s global customers will gain access to a volume production 300mm fab in Japan.”

Co-president Wang continued, “The addition of USJC also complements UMC’s strategy of developing a diversified 300mm manufacturing capability across Asia. Going forward, we will continue to stay focused on our strength in Specialty

Technologies and explore growth opportunities in line with this strategy through the evaluation of both internal and external capacity expansion opportunities.”

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A